FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

RED DE CARRETERAS DE OCCIDENTE, AN ICA TOLL ROAD AFFILIATE, PLACES
Ps. 6.55 BILLION IN EQUITY-LINKED STRUCTURED NOTES IN MEXICO

Mexico City, October 2, 2009 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) announces that its affiliate, Red de Carreteras de Occidente, S.A.P.I.B. de C.V. (RCO), Mexico’s largest private toll road operator and the operator of the concessioned highways commonly known as FARAC 1, in which ICA holds a 20% interest, has placed Ps. 6,550 million in equity-linked structured notes (CKDes) with Mexican institutional investors. This primary offering was registered with the National Banking and Securities Commission (CNBV) and was executed through the Mexican Stock Exchange (BMV).

The CKDes were issued through a trust created for this sole purpose, with proceeds to be used for a capital increase through the subscription of new RCO Series B shares. RCO plans to use the net proceeds of the capital increase primarily to pay down debt. As a result, the issuing trust becomes a shareholder in RCO with the new investors as its beneficiaries.

The price of the placement was Ps. 77 per CKDes. The CKDes begin trading today, October 2, 2009, on the Mexican Stock Exchange under the ticker “RCOCB”. Each CKDes is backed by 100 Series B shares in RCO deposited in the issuing trust.

The CKDes were structured to be acquirable exclusively by eligible institutional investors in the Mexican market, particularly Mexican public pension fund managers (Afores). CKDes are a new security class authorized by the CNBV and the BMV, and permitted under the investment regime for Specialized Investment Societies for Pension Funds (SIEFORES) established by CONSAR, the Mexican pension fund regulator.

In addition to the transaction, the original shareholders of RCO — ICA and Goldman Sachs Infrastructure Partners (GSIP) — have jointly committed to subscribe to 2,597 million new Series A shares in RCO, at the same price per share as the Series B shares subscribed by the issuing trust (equivalent to approximately Ps. 2,000 million). Of this total, ICA plans to subscribe for 20% and GSIP 80%. After giving effect to these transactions and the original shareholders’ capital increase, the equity ownership of RCO will be made up by GSIP with approximately 54.5%, ICA with approximately 13.6%, and the issuing trust with approximately 31.9%.

This press release is not an offer to sell securities. The securities described above have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications

Luciana Garcia (5255) 5272 9991 x 3697 luciana.garcia@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2009

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer